UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42465

EUROHOLDINGS LTD
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroHoldings Ltd (the “Company”) on November 5, 2025: EuroHoldings Ltd. Announces Agreement to Acquire one 49,997 DWT Product Tanker Vessel, M/T Hellas Avatar, built in 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROHOLDINGS LTD.

Dated: November 5, 2025	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

EuroHoldings Ltd. Announces Agreement to Acquire one 49,997 DWT Product Tanker Vessel, M/T Hellas Avatar, built in 2015

Maroussi, Athens, Greece – November 5, 2025 – EuroHoldings Ltd. (NASDAQ: EHLD) (“EuroHoldings” or the “Company”) an owner and operator of ocean-going vessels and provider of seaborne transportation, announced today that it has signed a Memorandum of Agreement (MoA) to acquire, a medium-range (MR) product tanker vessel with capacity of 49,997 dwt, built in 2015 in South Korea, from an affiliated party. The vessel will be purchased for a price of $31.83 million, with delivery expected in mid-November 2025. An independent committee of disinterested directors was formed to evaluate and approve the transaction. The acquisition will be financed with a combination of conventional debt and equity.

Aristides Pittas, Chairman and CEO of EuroHoldings commented: “We are very pleased to announce the acquisition of our first tanker, a modern MR vessel built in 2015, marking our previously announced decision to pivot toward the tanker sector. We believe that this strategic move into the tanker sector comes at an opportune time in a period where the product tanker sector continues to demonstrate strong fundamentals. Our Board and major shareholders are committed to growing EuroHoldings into a significant publicly-listed participant in the sector. ”

About EuroHoldings Ltd.

EuroHoldings Ltd. was incorporated on March 20, 2024 under the laws of the Republic of the Marshall Islands. The Company was incorporated by Euroseas Ltd. (NASDAQ: ESEA) to serve as the holding company of three of its vessel-owning subsidiaries. Shares of EuroHoldings Ltd. were distributed to Euroseas Ltd. shareholders on March 17, 2025.

EuroHoldings Ltd. is a provider of worldwide ocean-going transportation services. The Company’s operations are managed by Eurobulk Ltd. an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. The Company has a fleet of two feeder containership vessels with a cargo capacity of 40,882 dwt, or 3,171 teu. After the delivery of the first product tanker in November 2025, Euroholdings’ mixed fleet will consist of 3 vessels with a total carrying capacity of 90,879 dwt.

EuroHoldings Ltd. is listed on the Nasdaq Capital Market under the symbol “EHLD”.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroholdings.gr

Company Contact	Investor Relations / Financial Media
Dr. Tasos Aslidis Chief Strategy Officer EuroHoldings Ltd. Messogiou Thallasis 4 & Evropis 151 24, Maroussi, Greece Tel. (+30) 211 1804005 E-mail: info@euroholdings.gr	Nicolas Bornozis /Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroholdings@capitallink.com